Filed by The First Bancshares, Inc.

(Commission File No. 000-22507)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Heritage Southeast Bancorporation, Inc.

(Commission File No. 0-25846)

The following is a transcript of a conference call held on July 28, 2022 relating to the announcement of the proposed merger between The First Bancshares, Inc. and Heritage Southeast Bancorporation, Inc.

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Q2 2022 First Bancshares Inc (Mississippi) Earnings Call

Thursday, July 28, 2022, 1:00 Central Time

EXECUTIVES:

Donna T. Lowery; The First Bancshares, Inc.;Executive VP & CFO

Milton Ray “Hoppy” Cole, Jr.; The First Bancshares, Inc.; Vice Chairman, President & CEO

J.J. Fletcher; The First Bank, Chief Lending Officer

George Noonan; The First bank, Chief Credit Officer

Charles N. Reeves; Beach Bank; President, CEO & Director

Leonard Moreland; Heritage Southeast Bancorporation, Inc., Chief Executive Officer

Brad Serff; Heritage Southeast Bank; Chief Banking Officer

ANALYSTS:

Brett D. Rabatin; Hovde Group, LLC, Research Division; Head of Research

Catherine Fitzhugh Summerson Mealor; Keefe, Bruyette, & Woods, Inc., Research Division; MD & SVP

Christopher William Marinac; Janney Montgomery Scott LLC, Research Division; Director of Research and Banks & Thrifts Analyst

Kevin Patrick Fitzsimmons; D.A. Davidson & Co., Research Division; MD & Senior Research Analyst

PRESENTATION:

Operator

Good day, and thank you for standing by. Welcome to The First Bancshares, Inc. review of the second quarter 2022 financial results conference call. (Operator Instructions)

Please be advised that today's conference is being recorded. I would now like to hand the conference over to your host today, Mr. Hoppy Cole. Please begin.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Well, again, welcome, and good afternoon, everyone. I'm Hoppy Cole, President and CEO of First Bancshares. Gosh, we've got an awful lot of exciting news to talk about today. We threw an awful lot out. Yesterday was the culmination of a lot of work on behalf of our team members. We've got a group today. I like to do else who'll be joining us. Dee Dee Lowery, our CFO; J.J. Fletcher, our Chief Lending Officer; George Noonan, our Chief Credit Officer; Leonard More, the CEO of Heritage Southeast Bank; Brad Serff, Chief Banking Officer to Heritage Southeast Bank; and Chip Reeves, the CEO of Beach Bank.

The agenda today, I thought that we would start with an overview of the transaction announced yesterday after close of business between The First Bancshares and Heritage Southeast Bank corporation of a potential merger and the signing and executing of a definitive agreement. And so Leonard and I will give our thoughts on a high-level overview of the transaction and what that means for both groups of shareholders and really all our stakeholders. Then we transition to the quarterly results, and Dee Dee will give us some financial highlights. J.J. will provide some color on loan production and pipelines. George Noonan will provide some information on the credit trends. Chip Reeves will give an update on the Beach Bank's quarter and where we stand in terms of integration and the transaction that we're getting ready to close tomorrow at the close of business with Beach Bank. And then finally, a little more will update us on Heritage Southeast.

So we've got a lot to talk about, and let's go and jump right in. We are absolutely thrilled about the transaction that was announced again after close of business yesterday between First Bancshares and Heritage Southeast Bank. And as some of you know, Heritage Southeast is headquartered in Jonesboro, Georgia, which is just in the South Atlanta, but it's in the Atlanta MSA. They currently have $1.7 billion in assets in 23 branches in some of the most dynamic, robust, growing markets, not only in the Southeast, but in the country, in that the Atlanta MSA, Savannah, Georgia, Coastal Georgia down the St. Mary, Southeastern Georgia that complements our Southern Georgia footprint very well. And then finally, Jacksonville, Florida. And so really, it's -- this transaction, in my mind, started really about, I guess, almost a year now January of 2021. Leonard Moore, who is the CEO, and I met for an afternoon casually at the time. No pending transaction. We were beginning to get to know each other and talk about our companies and talk about our strategic visions, and I think both of us came away and where you can opine that in your comments. So I think both of us came away feeling that our companies share an awful lot in terms of being culturally aligned, how we approach business, the values of our company, how we approach the communities that we serve in terms of business models. And so we felt that we were -- credit culture, we felt we were very much culturally aligned. Then a transaction came up where Heritage Southeast entered into a definitive agreement with a Credit Union, and so we were very disappointed that we were not able to continue our talks, but we stayed in touch over the last year and over the last 15 months or so. And so we were very excited when we heard that, that transaction was terminated. In fact, there'd be a process put together to explore their strategic options and that they'd like us to participate. So really, this -- the heavy lifting started, I guess, a few months ago, but really a lot of important parts of getting to know each other started well over 15 months ago. We're thrilled about that. I'd like to talk briefly about the strategic rationale. We feel strongly that this is consistent with our strategy of building a high-performing community bank franchise in the Southeast. Again, the overriding theme to our expansion strategy have been to seek markets where the overriding demographics were positive and income growth were positive. So this franchise is accretive to our composite build-out in terms of population growth and income growth. We have a strong management team, and as you know, we've been fairly disciplined about growing our company geographically so that we don't jump very far in terms of markets that we don't know. We like to link them together geographically. We think it drives synergy. We also like to have strong management teams in place that understand those markets with a demonstrated ability, not only growth, but also risk management because, as you know, we've been a high-growth bank and having folks that understand their markets and know what to do, but what not to do is critically important to achieve in that growth strategy in a safe sound manner. And then again, they are true community bankers just like we are, heavily invested in the communities they serve. They understand that the health of those -- that our company will reflect the health of those communities. So to the extent there are communities that lag in everyone's familiar with our CDFI mission, and on the market, some of the markets they serve will be complementary to that mission. And so to the extent, we can raise the standard of living in those markets. It only reflects positively on the value of our company. So they're very invested in those markets and very invested in that strategy.

From a management standpoint, we're very pleased that we attract a very strong management team in Georgia. On a composite basis, pro forma, the largest segment of our company will be in Georgia. Over 30% of our loans and deposits will be in the state of Georgia, and then 27% or 28%, I think, will be in Mississippi and about that same number in Florida. So Georgia will be our largest part, and with that amount of market share, obviously, we need a strong management infrastructure. Leonard Mooreland, Brad Serff, Paul Hearing those guys bring – Kathy Zovlonsky, bring exceptional executive leadership and management, and they bring a strong infrastructure for us to not only integrate this transaction, which will be critically important, retain the talent. But then we understand the synergies that this combination brings together, and they've got the ability to lever that and continue to grow the organization on a combined basis. One other strategic item that we're very pleased. And they have some platforms and lending platforms that we don't have. We talked about Beach as an SBA platform, Beach Bank SBA platform last quarter. And in Tampa, they have an SBA lending group. Heritage Southeast also has an SBA lending group. And so we're excited about the synergies of putting those 2 groups together, the ability to generate loans not only in those metropolitan centers, but being able to roll that out and leverage our market share across our footprint. They've also got a unique line of business, which was very interesting to us in terms of the (inaudible). And if you look at our deck, there's a slide in there about the cash value life insurance business. And we think strongly and believe strongly that, that's a line of business that we can generate acceptable, very -- can be very profitable and generate high returns with very little risk associated with it. In addition to that, it's a diversification away from traditional CRE, real estate-oriented lending. So it gives us a little bit of a diversification, not only in terms of product line, but also in terms of geographic set. People really -- it's a national platform. So we're excited about those opportunities.

Again, I have a wealth management business, which we've talked a great deal about our wealth management rollout in our private banking area. So those are lines of business, again, that we'll be able to not only achieve scale in order to generate non-spread related income in our wealth management business, but then leverage that wealth management sector into the private banking format that we have, which is a product set that Heritage Southeast has not had, but they serve in markets that generate a lot of opportunity for that. So again, very complementary, not only in terms of culture, in terms of the markets that we serve, the management team, the strong management team that we'll get, but then also we believe, and we feel strongly that it creates a unique Southeastern franchise. It creates a sub-$10 billion community bank in the Southeastern U.S. with $8-plus billion in assets. Pro forma, we had an extremely high-performing companies, and again, if you take the 2 transactions together, they're very complementary of each other. And the resulting company has, we believe, an ROA north of 1.3%, return on tangible common of greater than 18%. The company remains and here it remains well capitalized. So capital ratios, PCE, approximately pro forma 7%, 9% leverage and 17% total capital. So exposure to great markets, great management teams that can grow the franchise -- unique franchise with -- that creates significant -- or it's a scarcity really not familiar with any other franchises in the Southeast that sort of has those metrics, touches those markets, but yet has the sort of growth prospects that it has. It's well capitalized we have plenty of capital deployed and the resulting loan-to-deposit ratio is still 60% or less. So substantial liquidity, again, to support the capacity, liquidity and capital to support organic growth opportunities that we think this franchise creates.

This also is the most impactful transaction we've ever done in terms of earnings, particularly EPS accretion. When we think about earnings impact, balance sheet impact, it really in terms of 2 ways. You look at it on a GAAP basis, we also -- we got on a core basis. And so everyone knows right now hedging will book value multiples, fair value accounting, other comprehensive income marks are kind of all over the place. It's a very turbulent time given how quickly the interest rates have increased and the level to which they've increased. And so in thinking about that, if you look at the GAAP analysis, it has a high-teens EPS accretion. It has a less than 3-year earnback and has less than 8% day 1 tangible book value dilution. But as a shareholder, our Board, our management team has a significant position in the company in terms of ownership. We really think about it in terms of core analysis. And so if you strip away the fair value marks, the sort of the accounting, for lack of other word, I'll call it gymnastics. On a core basis, the dilution is really 4% to 5%. Day 1 tangible book value dilution, but still a 10-plus percent EPS accretion if you remove the recovery of the fair value marks and the earnings over time. And the earnback stays relatively the same, still sub-3. So historically, those have been metrics that we've acquired and been a disciplined acquirer around. Those metrics still work, and we think in this transaction are certainly very acceptable, particularly given the scarcity of the assets that we've acquired, the markets that they touch and the management team that helps support future organic growth. Based on those metrics and a very reasonable set of assumptions, we think there's a clear path, a very achievable path to a $4-plus EPS once we get all our cost saves in, and that's a significant increase in terms of where we are today. And so we think it's a resulting company on some very reasonable multiples that there's a significant amount of upside in our stock. So if you think about individually, the transaction with HSBI is attractive to the franchise. But boy if you take HSBI, Heritage Southeast Bank and these banks together, what we have accomplished this year, we're just -- we're extremely excited about. So we will accumulate a $2.3 billion of assets centered in the Panhandle, Florida, building density in a market -- in a fast-growing market that we already have significant market share. We will open up the Central Florida market with an experienced management team that has great market knowledge and great contacts in the Tampa Saint Pete area and then really all in Central Florida. And then the culmination of this, we open up Atlanta, Savannah, Jacksonville, but again, another extremely strong management team. And so $2.3 billion of assets in those markets at what we think are reasonable prices with good financial metrics, we're just -- we're really, really excited about all that this means for our company.

So those are my thoughts sort of high level on the franchise, and I'd love to turn it over to you and get your insight.

Leonard Moreland - Heritage Southeast Bancorporation, Inc.; Chief Executive Officer

Thank you, Hoppy. And I'm Leonard Moreland, CEO of Heritage Southeast Bank Corporation and Heritage Southeast Bank. So pleased to be with you this afternoon. I'll give you a little bit of history of Heritage Southeast Bank for those of you that may not be familiar with us. Our bank came together 3 community banks in the state of Georgia and North Florida in the third quarter of 2019. Brad Serff, Brian Smith and myself, we're the 3 CEOs of those banks. And we came together for really one primary purpose and that was to create better opportunities. Better opportunities for our shareholders, better opportunities for our employees and better opportunities for our customers. That was a huge success for us. We were able to create a balance sheet that was -- that allowed us to move up in priority list with our larger customers and to offer a broader array of services to our medium and smaller customers. So as we continued with the consolidation of our organization, we always kept an eye out for where are the opportunities to enhance shareholder value and create opportunities for the other 2 constituents, our customers and employees. So like Hoppy said, we met in January, and I can remember that day very well. After I left the meeting, I immediately call our Chairman, Ken Lehman , and I said, I think I found the right person for us to really boost our franchise and to accelerate the process that we were looking to accomplish. We did get sidetrack most of 2021 and earlier into this year with the Credit Union transaction, but it was great to have Hoppy willing to come back to the table and talk with us and to put this deal together because this is who we are. We're community bankers serving people and our communities and serving our employees, and this just gives us an opportunity to continue that mission. Why do we really like the transaction? It increases the balance sheet for us. It gives us better opportunity. Now we can shift in the highly competitive, high-growth markets of Atlanta, Savannah and Jacksonville from that #2 or #3 player in many of the larger customer portfolios to #1 and #2. So that's a real opportunity for our bankers to expand and to grow deeper relationships with an existing very, very good, strong customer base.

It also gives us an opportunity to expand our consumer line. We have a very large consumer base in South Georgia and North Florida, some 50,000-plus customers in that market. And with the array of products that the First brings to us, we'll be able to penetrate those households much better and to make them even more profitable for our company. It's important to us as bankers to be able to continue on the mission that we call our careers. And the philosophy -- the operating philosophy, the servant attitude of the First combines extremely well with our operating philosophy and the attitude that we approach our business with. So we feel like it is a great cultural fit and very little disruption to our bank and the mission that we've been on for our entire careers. For our shareholders, it's a great opportunity. One of our goals with combining our 3 banks was to increase liquidity in the stock. Many of our shareholders have been investors for decades. And as you know, Community Bank stock is somewhat illiquid, and this gives some of our shareholders the opportunity as they move through life that they have the opportunity to add or subtract from their withholdings from their holdings, and we think that's something that a shareholder deserves. And you combine that along with a dividend that the First provides. That is something we have not been able to provide our shareholder base because of our growth rate and the other areas that we have focused on the last few years. And then again, for our employees, it's great because there's no overlap of markets. So employee retention will be maxed here, and that's great for us because these are loyal, long-term relationships that we've had with those employees, and we want to reward them with the same opportunities that our customers are receiving. So it is just a win-win-win all the way that you look at it from top to bottom in our organization. And we just think that it's going to be a great organization that we'll be able to put together and continue to grow at a very rapid pace.

And I'd like to touch a little bit on what we like we bring to the table. I have to mention a couple of things like the SBA and cash value life insurance programs. We do have a vertically integrated SBA program that carries it all the way from the hunt and the booking all the way through the maintenance and performance of the portfolio. We have a great relationship with SBA and USDA, and we feel like we'll be able to offer something to the combined company to help support those activities across the entire footprint. We also have the growth markets that I've mentioned and the Hoppy has mentioned. Our loan pipeline consistently exceeds $100 million. So far this year through June, we've grown outstandings net $70 million, and that just does not appear to be slowing even though we hear in the national economy of weakness is starting to appear. We have a very large core funding base. About 36% of our deposits are noninterest-bearing. That has always provided us a lot of stability in the changing rate environments, and it also produces a very high level of noninterest income, thanks to those many consumer households and large commercial base that we have. So most of all, we think we bring to the table a group of very strong seasoned bankers that know their markets, that have worked in our environment and our culture for a long time and since those cultures align so well, we feel like they will thrive in the First environment as well. So just excited to be here and be a part of this transaction, and I see just great things ahead for our company.

Thank you, Hoppy.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Great. Thank you, Leonard. Again, real quick in summary, we're thrilled about the transaction. We think what this creates is a Southeastern franchise with real scarcity value, but it's an $8-plus billion franchise with exposure to not only the best markets in the Southeast, but some of the best markets in the country. As you know, as most of you know, we're shareholders first. And so when we think about strategic news, we think about strategic moves that only enhance our optionality. That's been part of the strategy since we started. It continues to be part of the strategy today. So if you look at this franchise, be it getting the attention of potential upstream partners, we think it creates more value in that regard. Just about what I talked about in terms of contract and structure of the franchise, the opportunity for continued organic growth that we have with established community banking teams across, again, some of the most dynamic, robust, fastest-growing markets in the country. And then finally, a company that has superior returns in terms of profitability, in terms of efficiency ratio, in terms of return on capital to shareholders, in terms of dividend capacity and that we continue to increase our dividend. This only creates more capacity to do that as we think about how we demonstrate, how we return or how we provide returns to our shareholders. So we're really excited about it. Again, we look forward to getting after it and look forward to joining forces with all the team at Heritage Southeast and then really with all their stakeholders.

So with that, I'd like to transition to the quarterly results. And hey, I'll be brief in my quarter result (inaudible) But a strong quarter, great improvement in terms of core profitability. Our outstanding loan growth, pretty good expense management. So really excited about the results for the quarter and Dee Dee, if you'd like to give us a little more insight into that in terms of the financial highlights.

Donna T. “Dee Dee” Lowery - The First Bancshares, Inc.; Executive VP & CFO

Sure, hoppy. A couple of things to note. Provided in the release, several of our onetime items we had this quarter, just to kind of start off and get that out of the way. And the biggest piece of that was acquisition- related charges and our charter change charges related to that. And so we kind of like to take those out and look at just core. Like Hoppy mentioned, we like to focus on our operating income and what can we do core basis. And so several numbers I will give is just really core, and on net income, the operating net income for the quarter increased 10% this time from $15 million up to $16.5 million. So we increased $1.5 million or 10% in our core net income. Our operating return on assets increased for the quarter as well 11 basis points up to 108. So very happy about -- excited about several things this quarter. A lot of improving numbers for the quarter. One of the things you noticed in the last couple of times we've talked over the past, I guess, 2 years now is all the excess liquidity. We actually had a decrease in our excess liquidity this quarter. So that's very exciting. So we actually were down about $400 million on average, and so that was put into work in the loan portfolio as well as some in the securities portfolio. And then we had a small slight decrease in average deposits for the quarter, but loans -- one of the things I want to talk about too on margin, we did have great improvement in our margin, 31 basis points. That was up to 3.09% for the quarter. And one of the things to note, we did have loan growth ex-PPP loans of $167 million. But if you look on our average balance table, we only recorded on average $67 million of that showed up on average for the quarter. So when you look at our net interest income growth, it was I think $3.9 million when you exclude the PPP fees, which was a 10% increase as well. A large portion of that was from the securities portfolio that got booked largely in the first quarter that really kind of showed up full count in the second quarter, so -- which is going to be the impact of these loans in the next quarter since -- on average, we only had $67 million. So I think we'll see strong net interest income from that into the next quarter. The excess liquidity that we still have is about $230 million this quarter, and that's probably about -- was about 13 basis points to the margin. So we're depressing the margin by 13 basis points there. Another note of improvement is our operating efficiency ratio. We improved that 71 basis points to 57.66% for the quarter. And then our average interest-bearing costs on deposits, we improved by 3 basis points to 15%. So great improvement in all those areas for the quarter.

One of the things I did want to mention as well as our deposit balances, we did show a decrease in deposit balances of $131 million. We do have a large public fund portfolio, and we mentioned this a lot about the seasonality of that, and we get a large increase in public funds at the beginning of the year, typically mostly in the first quarter. And then they start spending -- they start decreasing over the course of the year. So deposit balances were down $130 million. About $70 million of that was related to the seasonality of the public funds. We did -- time deposits were down for the quarter, about $36 million, but half of that was really related to the Cadence portfolio that we acquired in December and then some public fund CDs as well. So -- but the positive on our deposit balances is that our net -- our noninterest-bearing deposits actually increased about $10 million. So we're excited about that as well.

And I believe that wraps up all my comment, Hoppy, for the quarter for the financials.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Thanks, Dee Dee. I appreciate it. J.J., would you like to give us a little color on loan production for the quarter and also what you see in terms of pipeline?

J.J. Fletcher - The First Bank, Chief Lending Officer

Yes. Thank you, Hoppy. And to Dee Dee's comments, June quarter was a huge month for originations. We had about $220 million, but not until June of the quarter, it's kind of back-end loaded. So I think the other thing that contributed to the net was our payoffs and pay downs. We've been looking for those to subside, and they were down about $60 million in the second quarter over the first quarter. So I think those 2 things together really combined the net growth. Unfunded commitments on trailing 12-month originations, $341 million, that's in line with consistent with previous quarters. Pipelines are good, in line with historical averages. Really looking forward to Beach Bank acquisition, expanding the presence in Northwest Florida and then Tampa as well. I think Chip is going to talk about that in not too long so. Great quarter. A lot of -- I think things led to that, we had a renewed focus on business development starting in January. We had some organizational changes, and I think we're seeing results of that, too. So...

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Great quarter, J.J. Great job. George, would you like to talk a little bit on what you see on our credit trend?

George Noonan - The First bank, Chief Credit Officer

Thank you, Hoppy. Generally, we're seeing continued improvement, positive trends in a rebound of credit quality coming out of the pandemic, if you will, where there were some slight upticks during that time. Leading that charge really is what we're seeing in our hospitality and leisure and food and beverage segment. A lot of those businesses were obviously impacted with some disruptions during the pandemic, but both in our tourism destination markets, and we have a number of those along the -- particularly, the Gulf Coast as well as our business travel markets. We're seeing some real improvements there, and we're able to get very timely reports in that segment reports that give you month-to-month updates. Improvements in ADR, RevPAR, occupancy trends have all been very favorable in the last -- really over the last couple of quarters. In terms of delinquency trends, continued improvement there. We've been trending in the second quarter under 25 basis points in our delinquency trends, which has certainly been a favorable improvement over the prior years as well. In terms of overall credit quality in our criticized and classified loan segment, we've seen 9 months of continued improvement there coming out of the pandemic related quarters. And a lot of this improvement has really been attributable to some upgrades that we were able to do in the hospitality and leisure segments. Hotel properties, other tourism-related tourism transportation-related businesses, so some nice recovery there. And we think we're likely positioned to see that continue for the balance of the year as well. Nonperformings, we have good improvement there with our NPAs in nonaccruals. OREO and other assets, continued improvement below the 100 basis point mark as we hit the midyear point, and we think that will continue to improve as well. We have some relationships that once we get year-end financials in from some of these additional accounts that in some of those sectors we've talked about, we think we can see some likely continued improvement there. And loan-related net charge-offs, we're continuing to be in a negative position, which is positive. We've got a nice net recovery for the year, and we think sometimes you kind of eat away at that over the course of the year, but it's been maintaining pretty well. So I think we're positioned well. We know with inflationary trends out there and that likely will be a major point of focus for us as well as all of our peer banks as we -- in the year in the next 2 quarters. But we believe like I think our emphasis we kind of approach it as a 4 legged stool, if you will. We've got good debt service coverage in our loan base. We've got a good primary secondary source of repayment culture and how we underwrite good collateral positions and liquidity and gain to support all those things kind of combined to, I think, give us the general notion that we're positioned pretty well to weather any recessionary headwinds that we might encounter along the way. So I think I think we're in a good place.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Good deal. Thank you, George. Well, as everyone knows, I know we talked about a little earlier, but we will be closing the Beech transaction tomorrow after close of the business. We're really very pleased that from -- we continued our trends. From the time we announced the pending transaction with Beach in late April until closing what will be August 1 will be in that 90-day time period, and in this environment, we were very pleased with our efforts on both sides there to get this transaction approved and through the regulatory requirements.

So Chip, would you update us on Beach's quarter? And then where we stand in terms of integration?

Charles N. “Chip” Reeves - Beach Bank; President, CEO & Director

Sure thing. Thanks, Hoppy. So one, everybody, welcome to they call, and to Leonard and Brad and the team coming together with an outstanding transaction. Hoppy, first for everyone on the phone call, I do owe Hoppy a steak dinner because what he said we could get this done in 90 to 120 days, I wasn't quite certain, but a huge congratulations to all of the teams to close this transaction and accelerated timeline. It's been outstanding. And well, I think the -- our quarter results truly begin to show the strategic rationale for our combination with the First, and I'll be brief, but go through a couple of these. Loan growth for Beach Bank in the second quarter continue to expand. We're at $29 million of net growth for the quarter, which is a 26% annualized percentage. And as we enter the third quarter, our pipelines, frankly, are more robust than they were going into the second quarter of the year. Noninterest-bearing demand deposit account growth with a raw number of $12 million increase, which is 37% annualized, and many of you know, this was a -- Beach Bank was a recapitalization story from July 2018. At that point, noninterest-bearing demand was about 9% or 10% of the overall deposit balance sheet, that now is at 29%. So the investment that we've had in our treasury management initiatives that now we'll be carrying through to the First as well are beginning to show increased velocity. And then as we look at our asset-sensitive balance sheet and as we began to lean into the first liquidity position, our net interest income growth just on a linked quarter basis increased 19% or annualized of 76%. The quarterly NIM average moved 44 basis points to 3.49%. And just in the month of June, that was actually 3.69%. So you see the combination that we spoke of in April's earnings call of merging these balance sheets together, and we're already taking advantage of the First liquidity position and size of balance sheet.

Credit quality. NPLs were only 171,000 or 3 basis points, 30 to 89-day past dues remained subdued at only 19 basis points. And then the story of Beach again, in the recapitalization and turnaround, there was a significant amount of low ROE assets. Those are now down to only $9 million with $6.75 million of that under contract to close here in that the third quarter. So the job is almost effectively done there as well. And then Hoppy, in terms of the integration, I can't tell you what our teams have been extremely excited and sp have our client base as we begin to move and take advantage. Frankly, of the additional products as well as the size of the balance sheet of the first 2 specific examples. One, an expansion of one of our larger clients that we were able to work together with J.P. Fletcher, George and Union and the First team, and we were able to move to our overall credit relationship of just north of $20 million. And even more importantly, with that expansion, the operating entity moved their entire primary business to us, which is about $6 million of noninterest-bearing deposits and the full treasury management relationship. And then another success story, frankly, tomorrow. With an institutional CRE company, we closed on a $20 million Central Florida acquisition loan. And again, both would not have been possible without our combination with the First, and we look forward to, frankly, being the first on Monday morning and continuing some of the success we just spoke of.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Thanks, Chip. And in addition, obviously, the spread-related income generated by the loan growth, we were able to make use of your swap derivatives business in one of those transactions for a pretty significant swap fee. So we're excited, obviously, working together with synergies, the opportunities for growth in terms of loan production, but then also in terms of increasing our fee income. So great job for the quarter. I appreciate it, and we'll shift over to Leonard now. Leonard, you would update us on HSBI quarter, please.

Leonard Moreland - Heritage Southeast Bancorporation, Inc.; Chief Executive Officer

Thank you, Hoppy. So Chip, I'm a little scared, if you owe him a steak dinner for 90 days, 15 months of regulatory limbo. So no telling what I'll owe if we closed in 90 days, but I hope that's the case. As Phil Resch, our CFO, and I often say each quarter, there's just a lot of noise in the numbers. As you can imagine, going through 15 months of a pending transaction, it's hard to identify what core is on the outside looking in. So we try to tell you from the inside looking out. For the quarter, we earned $3.3 million, which was $0.46 a share, and that did have noise in it. We had 2 Executive retirements that we accrue retirement benefits for the quarter and also transaction-related expenses. So earnings per share, excluding those items, was $0.61, which is in line with the prior quarter of $0.59 and $0.57 of 1 year earlier. So we basically feel our core run rate is in that low $0.60 range. Net interest margin did increase, exclusive of PPP in all periods, increased to 3.31%, and that compared to 3.20% in the prior quarter and 3.26% in the prior year.

Second quarter noninterest income increased to $4.3 million. That's up from $4.1 million in the first quarter of '22. Noninterest -- that was noninterest income, excuse me, noninterest expense increased $1.4 million, and that was related to the retirement and separation packages for those 2 individuals. The current quarter reflected that was a $1.2 million charge that we took and $315,000 of transaction-related expenses. So excluding those items, our efficiency ratio for the quarter was 65.3%. Total deposits increased -- this increased to $1.49 billion. That was up slightly from the prior quarter and noninterest-bearing deposits continue to make up just shy of 36% of total deposits. Classified assets, which include nonperforming assets and accruing classified loans, is $3.2 million, and nonperforming assets, which exclude those accruing classified loans, totaled $2.9 million or 17 basis points of assets. The loan loss allowance for loan loss reserves is $15.3 million represents 1.38% of total loans, and we still carry some merger marks from that consolidation. So a very consistent solid quarter for HSBI and still plenty of liquidity to expand on that.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Thanks, Leonard. Great quarter. Great quarter, great performance everyone all around. So we talked about the transactions. We talked about how complementary these transactions are. We talk about the strategic impact. We talked about the financial impact. One thing -- and when I say these transactions are complementary, I don't want to lose sight of the fact that because of the Beach transaction, we were able to be more competitive in the process for Heritage Southeast. If you look -- you guys remember, Beach was over -- had excess capital, okay? So we view this when we were doing our models, we were looking at this transaction as an immediate deployment of their excess capital. And so if you think about it, that allowed us or pricing basis to be more competitive and to win these assets, so to speak, because of what we had structured would be. So we think it's a natural extension of our strategy, and we also think it creates significant value for our shareholders.

One final highlight of the prepared comments before we move to questions. You may have also seen the day an 8-K announcing that John Levy would be joining the Board of Directors of The First Bancshares. We're thrilled to have John, excited about him coming on board. John is a native of Youngstown. He's been in the real estate business for 30-plus years as a real estate developer in the construction industry. He currently lives in Tampa, Florida. I think he's been in Tampa some 20-plus years. So he's very connected. He gives us representation in Central Florida and really throughout the country and throughout the Southeast in terms of his business acumen, his relationships and interaction, but he also served only The First Bancshares Board for 11 years. And so he served on their Executive Committee. He served the Risk Oversight Committee. And so we're excited to have John join our Board. As we approach $10 billion, we're going to lean hard on him about his experiences that he saw serving on the board of a much larger organization. In addition to that, I think you all should know that Chip Reeves has a background in a larger organization as he served as President of a company to north of $10 billion comes from a background at Fifth Third. In addition, there are a number of folks and members of our organizations that have experience at larger banks. And so we talked about strategic. We talked about financial. We talk about the management impact, but we also talk about accretive to management talent.

So with that, I think we'll open it up for questions.

QUESTIONS AND ANSWERS

Operator

Our first question comes from Kevin Fitzsimmons of D.A. Davidson.

Kevin Patrick Fitzsimmons - D.A. Davidson & Co., Research Division; MD & Senior Research Analyst

Hoppy, can I maybe just -- you kind of touched on it right at the end there, and I was going to ask and you can answer it any way you'd like. But I guess I'm wondering your intentions with the $10 billion mark. On the one hand, you're going to be right on the doorstep. And I know the regulators start treating differently when you're approaching that door step. On the other hand, you mentioned at some point during the presentation about still having optionality and still being able to -- I forget your exact wording, but being attractive to upscale partners I thought was the wording. So just curious what your thoughts are on that front? And then depending on when this closes, say it closes in early 2023, can you -- or would you manage the balance sheet in such a way that maybe you don't cross it until early 2024?

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

The first part of it is, it really doesn't change our thinking in those terms, Kevin, on what you're used to. And I know they're getting closer to it, but we've talked about maintaining and enhancing our optionality. And so if you remember, we've talked over the last couple of years, as we approach $5 billion, we begin to think about, okay, what is going to be the expectation? What areas of our company do we need to upgrade as we approach 10. And so we went on a regular -- and you saw a number of strategic moves, not the least of which was changing regulator. And quite frankly, the state of Mississippi, based upon where we were previous the district and our former regulator we were regulated in, there are not any banks like us. They're certainly not $10 billion banks, but there are no other banks even of our size. If you think about the state banking part in Mississippi, they still provide some of the largest community banks in the Southeast. And so leaning on them in terms of best practices when we were talking about what is the expectation, and how do we get ready for $10 billion. They'll be an interval part of that as well as the Federal Reserve because historically, when we approached 5, the Federal Reserve was the first to come out and say, "Hey, look, we love what you guys are doing, but here are some things as you get to 10 that we're going to be -- that we want to see improved. The audit function, which you know, we've improved that in terms of process procedure platform and then the leader of that division Emily Agostinelli came from a larger bank. And so she has that perspective of how the audit function of the $10 billion bank should look. We upgrade our BSA software platform and the leadership of the BSA department. We hired a young lady from First Interstate. So that's a $15 billion plus company, and she was at a management role there. And over the last 2.5 years, she's revamped our BSA department in terms of not only process procedure, but also software platform. We've installed a new software platform. We use Verafin, which is used by a number of banks, particularly by over $10 billion. We've upgraded our enterprise risk system. We hired a young man in terms of model management from the Federal Reserve Bank of Dallas, and he's been a great addition to our risk management department. We've upgraded our enterprise risk system to a program called Risk Connect, which is a $10-plus billion solution. And we've upgraded our MIS systems internally, particularly in terms of loan portfolio and loan production to do away with some manual processes to improve data integrity and have more automated, efficient processes. So we've got all that on the board and look, in terms of integrating, this is like -- this transaction announced yesterday is like buying 3 community banks as 1. So it's not different in terms of business model and integration risk, we don't think because the business model align so much, but it is larger. And so we'll be very disciplined and we'll take our time making sure we've got the integration right. So that's how we think about it.

And again, we talked about it or talk about it here, and you know us well and know how we think about the value of our company and how we maximize that value for shareholders. So continuing to look for opportunities to grow profitability, return metrics continue to increase our dividend. Those are all forms of shareholder return management. Looking at who might be our upstream partners and when it's time to join a larger organization, and when that makes sense for our shareholders, we continuously evaluate that. We do at least twice a year, if not more often. So we're always conscience. We're always looking for that. And we think that these 2 transactions this year, you think about where we started the year at a roughly $6 billion company, still the majority of our business in Mississippi and the assets that we will have accumulated this year and what that means in terms of franchise scarcity and what we think is long-term franchise value. And quite frankly, we think that, that gets on the radar screen of what might have been a handful of potential upstream partners at $5 billion to $6 billion. When we approach $8 billion to $10 billion with that sort of market share, with that sort of structure across the Southeast, we think it just makes it more valuable to someone. So again, we continue the same thought process for shareholders first. We look upstream and the downstream. We look for opportunities to grow our business, all with the right thing of how do we improve our shareholder return.

Kevin Patrick Fitzsimmons - D.A. Davidson & Co., Research Division; MD & Senior Research Analyst

That's great. And one just follow on. With this deal, you enter Atlanta, Savannah, Jacksonville, so those are bigger markets and they've got a nice growth profile. But can you talk about what that position in those markets is? And what your intention there is? In other words, do you need -- do you need more scale? And do you need it soon to be able to really grow? And do what you want in those markets? Or do you feel it will be more gradual? You got a good running start with what HSBI is bringing.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Leonard, would you like to address that?

Leonard Moreland - Heritage Southeast Bancorporation, Inc.; Chief Executive Officer

Sure. Kevin, this is Leonard Mooreland. When you're a $1.7 billion bank and you have Atlanta, Savannah and Jacksonville, you have to give a lot of thought to where you're putting your resources into the organic growth. It has been our belief that North Atlanta area that Brad Serf is so familiar with and where his bank was headquartered, it gives the greatest bang for the buck. We love the suburbs of Savannah, and of course, we love Jacksonville. So having a balance sheet and capital position of the First, it gives us an opportunity to do more and more places than we could do as an independent bank. So we do plan to continue the organic push in the Georgia market. But also with our connections and relationships that we have with other banks in Georgia that Brad and I especially have, we know there are a lot of other banks in Georgia that are looking for alternatives. And because they approached us as HSBI to ask what the opportunities were joining forces with us. So I think Georgia will continue to be a very fertile target-rich environment, and we're excited to be able to continue on that.

Kevin Patrick Fitzsimmons - D.A. Davidson & Co., Research Division; MD & Senior Research Analyst

Just a quick follow-up to that. So that lender you mentioned the potential for expanding further in Georgia. And I know a deal can change the overall direction, but it seemed like when the Beach deal was announced, there was a lot of excitement about Florida and making Florida a much bigger part of the company and what it was going to do for the growth profile. So how do you balance that further scale, whether it's community bank coming in Georgia, coming to you and getting cost savings versus having that -- having more Florida and maybe in turn, getting that attention of the larger upscale partners that you talked about, Hoppy?

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Well, Georgia and Florida, both have demographics that are accretive to the franchise. So there are high-growth markets in both of those. And so people are moving there as we've talked about, Kevin. So I guess we've got a lot more recent. We've got a company that pro forma is -- loan-to-deposit ratio less than 15% and 17% total capital. So when Leonard talked about allocating resources, those can be allocated to those larger growth markets and Florida, in Georgia, but we don't have to -- we're not sacrificing growing market share and additional opportunities in Florida. We've got -- given the capital that we currently have, given the earnings that we -- the earnings ramp that we'll see from these 2 transactions, given our relatively -- I don't know if modest is the right word, but we have a conservative payout policy. We continue to increase that, but as a percentage of earnings, it's below peers. In terms of our dividend payout ratio, there's a lot of excess capital, a lot of resources, liquidity and capital to be invested. So I don't think we sacrificed one for the other. I think that as Leonard has talked about the opportunities for him to grow and expand his management team or his leadership in Georgia, it's the very same scenario in Florida that we talked about last quarter with Chip.

He's got a team of folks that know the Florida market. They know bankers in Florida, and we've talked about the lift-out strategies organically of hiring teams. Really, I guess, in both of these markets, but particularly in the Florida market where Beach was such a small bank, it's $600 million, it was difficult to attract folks from larger institutions when you had resources of $600 million bank. I feel strongly this will bear some fruit in the near term in terms of team lift out an additional loan, additional management and lending talent in Florida, but I don't think we have to sacrifice those. And so you kind of tied into your $10 billion question, we have to manage, and we've talked about this. We manage our company. We make the decisions about our company, and we do it through the lens of shareholders because we are -- I mean we and the Board and the management team, and we think about -- we have to make the decisions that we're going to run our company independently forever. And so we can't pull back on, well, let's don't do this because it might cost in billion or let's don't take this opportunity. It's not that we don't consider it and what it might entail in terms of a different structure and different support levels, but we really have to manage, at least in our view, like we're going to be independent forever.

Now as we do that, we think that, that is obviously supportive of creating value for a potential upstream partnership. So when we exercise that, when that gets exercised, we can't know. But we feel if we continue to create value, franchise scarcity, high-performing returns that whether we do that as a $10 billion, $15 billion bank or some might recognize that and is willing to realize the value for our shareholders and that we can accomplish something together that we couldn't do standalone, that's always part of our plan. But day to day, we look at it, hey, we've got to operate, and we've got to manage like we're going to be independent in order to create the value that could be recognized from the upstream partnership. That's kind of how we think about it. It's not comment, this is exactly how...

Operator

And our next question will come from Catherine Mealor of KBW.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division; MD & SVP

So at the First, you had a lot of excess liquidity, which you deployed $40 million of that this quarter. Dee Dee, so congrats on that, but still have a lot sitting on balance sheet. And like if I look at Heritage Southeast, you've got another 17% of your balance sitting in cash. So -- which maybe even small part of your 10% accretion number. So maybe just kind of big picture, how do you think -- I think we've got our arms around Beach's loan growth. How do we kind of think about what you're expecting for Heritage loan growth and how quickly we should be able to deploy this excess liquidity?

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Catherine, in our modeling, we use -- we believe, given their markets and what we've diligenced looking at their loan portfolio and their lending platforms and the quality of their loans, we thought was a very reasonable growth. We budget about, I believe, 7% loan growth in order -- in our modeling assumptions. And so given Atlanta, Savannah, Jacksonville, we think that's very conservative. So to your point, I think there's a lot of upside. Now, I know Leonard is looking at my model and saying “only 7%?”, but you know, we’re managing expectations.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division; MD & SVP

Under-promise and over-deliver -- he doesn't know the Hoppy Cole way yet.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

It's obviously -- yes. managing expectations. So -- but you had a great point in that. For modeling purposes and pricing purposes, there are some revenue assumptions here and growth assumptions that we think are very reasonable, and we hope to overachieve. So when we talk about high teens on a GAAP basis, EPS accretion or low teens on a core basis, that's under those what we determined to be fairly conservative assumptions. And I guess, I've talked about this and Dee Dee talked about this a lot of times, but if you look at this company pro forma, what it creates in terms of return metrics, I know we talked about, but you've got a company that will have a what we believe to be -- and Dee Dee is pretty good at making her numbers. I know you talked on that. She's pretty good at making them. And so this pro forma company will have greater than 130 ROA, greater than 18% return on tangible common. But to your point about the liquidity, we didn't include that in any of those metrics. And so the ability to deploy that is -- again, now you're getting on my found money. (inaudible) But additional revenue to be generated from deploying that excess cash, which is not in this modeling. And the markets that they serve, they -- not only -- I mean the Beach as well, and I think about the beach markets in Tampa Bay Florida. I mean those are high-growth markets, again, where that excess of clearing can be deployed. So we talk about our thinking how these transactions are complementary, what it creates the ability to take Beach's excess capital, immediately deploy that, be more competitive in this process, win the bid. And then secondarily, it takes not only our excess liquidity, but some of the excess liquidity that HSBI had and be able to deploy that across the whole footprint. We've announced some other -- we've talked an awful lot about Georgia and Florida, but we've got some very nice markets in other areas as well. Again, which is really not in our modeling, we think that's an ability to, to your point, over-achieve.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division; MD & SVP

And I think about as so much of the margin expansion that you can build into your model is just the deployment of excess liquidity. But as we look at Heritage, how are they positioned from an asset sensitivity perspective? Just excess liquidity aside, how kind of their percentage of loans that are variable versus fixed? And just by putting the balance sheet together, does this make you more asset sensitive or less? Again, excess liquidity aside.

Leonard Moreland - Heritage Southeast Bancorporation, Inc.; Chief Executive Officer

So this is Leonard. We are very asset sensitive. We have about $280 million in overnight funds, which greatly contributes to that. Our portfolio mix is 51 49, 51 fixed 49 floating, and overall asset sensitive in all periods. So we are benefiting from the increasing rate environment, but we just have a lot of liquidity to deploy, as you mentioned. And picking up on Hoppy's comments, we grow loans 10% plus a year typically, but we've had extraordinary deposit growth over the last couple of years as well, which has not allowed the loan-to-deposit ratio to increase as much, whether it's through any of the government stimulus programs or just the health of our customers. Just average deposits across the board, both commercial and personal throughout. Our footprint are much higher today than they were 2 years ago. I don't think that's a different story than you're hearing from any other bank right now, but even with good solid loan growth, it's still just doesn't allow that loan-to-deposit ratio to creep up as quickly as we like for, too.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

So Catherine, I guess we're going to -- I thought about a couple of other things since we're bearing our soul, found money here. In the modeling, and I know we may have touched on it briefly in the Beach transaction, but repositioning their balance sheet is something we do model as well. And may I believe it was -- Chip, is it close to $100 million or so of high cost fees over the next couple of years? I mean fees that are like in the 4% price range. Is that right?

Charles N. “Chip” Reeves - Beach Bank; President, CEO & Director

Okay. What's that...

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

3, 2.5, my point with the excess liquidity positioning that because they were a 90-plus percent loan deposit ratio. That's not something we modeled either. So I think Chip touch on it a little bit, but I did want to emphasize, there's an opportunity there generate additional revenues that were -- or additional income that was not modeled in. And then if you look at Heritage Southeast balance sheet, they've got about $40 million -- $35 million in a holding company lines of credit and debt. $40 million that I believe the pricing is prime-based there is -- so we're at (inaudible). So, somewhere around 5% money happening that we did not model paying off, but we'll pay off. We won't need that given our capital position, our liquidity position. So there's another...

Donna T. “Dee Dee” Lowery - The First Bancshares, Inc.; Executive VP & CFO

Just tell it all. You want me to add to that since you're telling it all.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

I guess so.

Donna T. “Dee Dee” Lowery - The First Bancshares, Inc.; Executive VP & CFO

Beach also had debt that were we paying off as well. So I think it was down to $40 million as well on Home Loan Bank advances, but anyway.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Most of things we take into consideration when we're thinking about it, but we don't model that in, in the numbers that we present to the market, per se.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division; MD & SVP

Well, it gives you a lot about stability, which is important right now. It's great. It's really great. And then on the expenses, I know you had a couple of kind of temporary items this quarter in Heritage. What is your cost savings number based off of? Go ahead. Go ahead, Dee Dee.

Donna T. “Dee Dee” Lowery - The First Bancshares, Inc.; Executive VP & CFO

I was going to say, I'm digging here for the number, but we did back out. We showed 30%, but we did back out those onetime items. I think was about $5 million on a run rate. Do you know, Leonard, on -- I'm going to find it, Catherine. But yes, I believe it was net of that, and then we took 30%, but $5 million is ringing a bell. 4.8, yeah.

Leonard Moreland - Heritage Southeast Bancorporation, Inc.; Chief Executive Officer

Our monthly expense run rate is about 4.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division; MD & SVP

And in the modeling, how you say 50% realized in '23 and 100% thereafter that. I feel like typically, you are pretty quick on realizing cost savings. Are you being conservative there? Or is there a conversion date or something that's kind of pushing some of these cost savings back?

Donna T. “Dee Dee” Lowery - The First Bancshares, Inc.; Executive VP & CFO

Yes. We're looking at -- I think we'll be a little conservative there, but the conversion date we have right now penciled in at the end of March. And so typically, we'll have some of the staff. We will stay on about 60 days post conversion. So you don't really realize complete staffing until 60 days post. So that with the end of May. So that's why we did use the 50%, but it could be a little more than that next year.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division; MD & SVP

Great. And to ask one more question then I'll get off is just on buybacks. I mean you take down today kind of typically happens when yields are announced. But how active or ready would you be willing to step in and buy back shares just given where you're stock trading?

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Well, the Board was -- we just had a little social gathering for Leonard and Brad, who are here with us today with our Board, and the very first question they walk in, I'll be, hey, where can we buy share? Where can we buy share? It seems like we're in a perpetual blackout because we've seen always have something going. I think if you look at our trading policy, but company and -- hey, we other people. We would have announced earnings. I think it's 3 business days past that. However, with the shareholder vote coming up for the announced transaction, Council is pretty adamant about the company not being in there influencing the share price before their shareholder votes are held. So we may have a little ways to go there before we can actively. But as you know, historically, that has been -- again, we've ramped up earnings, which has supported capital that's been more of a method we've used to produce shareholder return, and we will use it when we can.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division; MD & SVP

Great. So wait for the shareholder vote, see where it’s trading and go from there.

Donna T. “Dee Dee” Lowery - The First Bancshares, Inc.; Executive VP & CFO

You saw we will have and have to have a vote as well on this transaction due to the size. So both companies will have to have a vote.

Catherine Fitzhugh Summerson Mealor - Keefe, Bruyette, & Woods, Inc., Research Division; MD & SVP

Great. Well, congrats on the transaction and the quarter and I look forward to seeing everybody soon.

Operator

And our next question will come from Brett Rabatin of Hovde Group.

Brett D. Rabatin - Hovde Group, LLC, Research Division; Head of Research

Wanted to, I guess, first to stay on the topic of expense savings and maybe just given that it's new markets, it's going to get better flavor for it. If you can, where are these expense statements are coming from? And I wanted to just talk about the conversion and what systems does various banks are on against all that flying up here in the next year.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Dee Dee?

Donna T. “Dee Dee” Lowery - The First Bancshares, Inc.; Executive VP & CFO

Sure. Im getting my page I turn them down before the meeting. Now I can't find it. Let me get there. Okay. So yes, we had projected a model 30% cost saves. And we were using -- and here's our number, what we were running off of, Catherine, if you're still listening, showing 23 projected expenses of $48.05 million. And so really, the big piece of that would be a salary and benefits would be about $5.5 million of that. And then basically the other probably $5 million, and that's going to come in your core conversion that processing piece is always your largest piece. You'll have a lot of smaller things, but that's the 2 business that will drive that number up.

Brett D. Rabatin - Hovde Group, LLC, Research Division; Head of Research

And what systems are all these banks are on? Just kind of seeing what what you're going through in terms of conversion processes.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

They're both on FIS. And of the 13 transactions we've done over the years, I'm going to guess that probably 10 of those or 9 or 10 are on FIS. Well, let me take that back. No, maybe a little shorter because a couple on Jack Henry. But we have done a number -- in fact, it's the majority of the conversions we've done have been from FIS to Jack Henry. So the folks at Jack Henry and FIS and us know each other well.

Brett D. Rabatin - Hovde Group, LLC, Research Division; Head of Research

Okay. And then I wanted to get back to, early in the call, there was a discussion about the excitement around the SBA businesses for both the banks that are being added here. And we've seen this quarter some volatility with SBA gain on sales spreads being compressed considerably. So I wanted just to make sure I understood. The opportunity in SBA and maybe any thoughts on what you're thinking about the gain on sale margins of that business?

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

When we -- from a strategic standpoint, one thing that we may not have highlighted or emphasized as much as we should and you're aware of our CDFI status. And there's -- part of that mission is creating, again, improving standards of living and underserved markets. Part of that is increasing homeownership, and we've talked a lot about that and the things we're doing around that. And how -- and probably need to get into in a minute about how HSBI's complementary that, but it is also about small business creation. And so we have, at our company, culturally tried to do SBA loans since I've been here. And it's just we cannot -- it's a different operating segment. It takes a focused team to do it. It's just hard to take your general lenders given the uniqueness and the administrative focus that it takes in SBA lending to be successful at it. So as we talked about in Beach's call, they have a service that -- a platform that they were scaling up, but Heritage Southeast is already there to include an administrative support function, which Beach did not have. Beach uses third-party administrator. Heritage Southeast has that support function in place. So we think, again, Catherine, more found money of the ability, which we have not modeled in. But essentially have that administrative support in place, but to be able to lever the volumes coming out of Beach over that and what we generate across the footprint over that administrative function. So SBA, not only from a profitability standpoint as a line of business, but also as further to our CDFI mission, making sure we stay tuned to that in small business lending. So that's kind of how -- well, I failed the insight about it, but Leonard, if you talk about the specifics of the business.

Leonard Moreland - Heritage Southeast Bancorporation, Inc.; Chief Executive Officer

Yes. We saw 2021, especially late third quarter, a lot of demand in the SBA arena because of the payment assistance program from SBA and the 90% guarantee, which made it even more attractive for the lender. So we feel like some of the demand from early 2022 was pulled into 2021 so that the customers could take advantage of those payment assistance. And of course, it did balloon up a little bit, and I think we had $3 million of premium income in 2021 compared to $2 million, and this year appears to be more in line with the $2 million to $2.5 million range halfway through the year. So we are seeing a full pipeline at this point. Some are -- SBA can be construction type projects. And so sometimes premiums are a little lumpy from quarter-to-quarter, but overall, on a pretty consistent basis, we see the originations at certainly 2020 and most of 2021 levels with the exception of that third and fourth quarter when everything got squeezed. So the yield curve shift earlier this year had an effect on premiums as well, but we've seen premiums come back now more in line with the 10% to 12% range. Last year, we saw premiums in some cases, above 15%. So there is influences to the program, but a lot of good folks out there hunting deals and have quite a large network that they work every day. So we do see the volume remaining steady. Sometimes the influences outside of the company affect the premium dollars year-to-year.

Operator

Our next question will come from Matt Olney of Stephens. There's no response from Matt. Moving forward, our next question will come from Christopher Marinac of Janney Montgomery Scott.

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division; Director of Research and Banks & Thrifts Analyst

Hoppy and team, I wanted to ask about the price paid for Heritage Southeast. It's higher than the original Vystar deal 1.5 years ago. And I guess I wanted to see if I can't tie back that there's been an increase of equity, particularly if you exclude out the AOCI and Heritage Southeast. So should we simply look at that difference in price tie kind of related to the buildup of equity that Leonard and his group have had the past 15, 16 months.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Well, it's that -- Chris, you're right. You're hitting on it. The company has grown, again, most AOCI marks, which is kind of got tangible book value, both here and ours all over the board, but also the earning stream has improved. The core earnings stream and that's what we really focused on when we thought about pricing was in order to get the metrics that we like and the metrics that we think are very acceptable. The company was in a different position today, particularly on a pro forma basis than it was 15, 18 months ago. Leonard, am I had about right there? When we think about it, I know you have had a lot of conversation about pro forma run rate.

Leonard Moreland - Heritage Southeast Bancorporation, Inc.; Chief Executive Officer

Yes. I think coming out of 2020 as the real hard pandemic year, we built reserves significantly in 2020, which significantly impacted earnings per share. I think the Credit Union saw through that and saw the potential of the earnings machine. And then as we move into 2021, we started to prove the existence of that machine. So I just think there was a lot less risk today and what the future earnings look like compared to where we were 18 months ago. So I think we're just being paid for what we've produced and what our potential is.

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division; Director of Research and Banks & Thrifts Analyst

Okay. Great. And Dee Dee, could you remind us as you close speech this quarter, what happens with the ASCI mark? I know there's a small loss position that they had last quarter. Maybe it's better at the end of June, but just curious kind of how that gets washed out because I guess it gets also gets applied when Heritage Southeast is closed here in a few months.

Donna T. “Dee Dee” Lowery - The First Bancshares, Inc.; Executive VP & CFO

Right. That will just wash through capital, but in your modeling, technically, you pick that back up because that's just a paper loss because we're not selling them market to market, and we'll have on our books at current market value.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

And there's no -- Chris, that return of that mark and that stream of income, there's really no real risk, particularly if you look at it in where the market is heavier in the Heritage Southeast transaction, that's -- there's no risk that it's coming back. That's locked in we fair valued that at close. And so getting that back over, I think we monied some of the year's digits over about 5 years, which is about the average life. But the bond portfolio again, we're back to that core versus GAAP. You need to do a GAAP and look at it is kind of the same numbers, although optically might say, I got 8% dilution, 17-plus percent EPS accretion on a GAAP basis. But if you back it down a core, it's kind of optically -- or at least at the end of the day, you're kind of the same place in terms of earn back. So we're also thinking about hedging that position to be sure there's no additional or would not think that we do. Had that markdown in terms of their bond portfolio from now to close, so that we don't take an additional mark on that. We've seen some other transactions there. that significantly impact the day 1 dilution in terms of the bond portfolio.

Christopher William Marinac - Janney Montgomery Scott LLC, Research Division; Director of Research and Banks & Thrifts Analyst

Got it. But back to your earlier point, Hoppy, at the very beginning of the call today. I think you kind of just said it here a second ago. I mean the price of the book by virtue of this AOCI market. Those people complicate the -- just the pay to trade ratio as well as just the traditional metrics people years. Again, the earn-back is what it is, your points well taken.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

That's absolutely true. Chris, the other thing -- and you and I have talked about this multitude of times over the years. I want to have -- what time you had to study the deck, but when we were thinking about -- and when I talk about these transactions being complementary to each other and the fact that Beach put us in a very good position to win this transaction. Page 19 in the deck what we talk about, and I hope this represents kind of what we think about the tangible book value. And what it says is, I mean, if you think about it at the end of -- and hey, here we are at the end of second quarter. Our tangible books $18.32. And look, you go across what the financial impact will be from both of these transactions what we think the financial impact would be above this transaction to our tangible book value, we end up at $18.09. So you I'm not going to say I don't understand. At least we can think about it in terms of me as a shareholder, what really is the impact of these 2 transactions together on my tangible book. Well, it's not -- I mean the practicality of the entries on the page, you could argue that's 1.5% taken together.

Operator

And I'm showing no further questions. I would now like to turn the conference back over to your speaker, Hoppy Cole, for closing remarks.

Milton Ray “Hoppy” Cole, Jr. - The First Bancshares, Inc.; Vice Chairman, President & CEO

Well, thanks, everyone. Again, a very exciting time for our company. We're absolutely thrilled with the transactions that we've been able -- transactions that we have upcoming, the closing of Beach this weekend and then our upcoming transactions with Heritage Southeast. Also the strong performance for the quarter, a great drop around everybody's quarter was extremely good, and we're just absolutely thrilled of the opportunities to continue to grow our company and create value for our shareholders. So with that, I appreciate everybody's attendance today, and have a great weekend.

Operator

And this concludes today's conference. Thank you for participating. You may now disconnect.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 for the proposed merger, containing a joint proxy statement of HSBI and the Company and a prospectus of the Company. The Company will also file other documents with the SEC with respect to the proposed merger, pursuant to SEC reporting requirements. A definitive joint proxy statement/prospectus will be mailed to shareholders of HSBI and the Company. Investors and security holders of the Company and HSBI are urged to read the entire joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Company, HSBI, and the proposed merger transactions. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website or by contacting the Company.

The Company and HSBI, and their respective directors and executive officers and other members of management and employees, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2022 annual meeting of shareholders, filed with the SEC on April 6, 2022, and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statements Regarding Forward-Looking Information.

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “project,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed transactions between the Company and HSBI (the “Merger”), the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on the Company’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. Such forward-looking statements are not guarantees of future performance.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. With respect to the Merger, factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the Merger, (4) the risk of successful integration of HSBI into the Company, (5) the failure to obtain the necessary approval by the shareholders of HSBI or the Company, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by the Company to obtain required governmental approvals of the Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the definitive agreements in respect of the Merger to be satisfied, or any unexpected delay in closing of the Merger, (10) the risk that the integration of the operations of HSBI into the operations of the Company will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by the Company’s issuance of additional shares of its common stock in the Merger, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed.

Neither the Company nor HSBI undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this communication, any exhibits hereto or any related documents, the Company and HSBI claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.